UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

U.S. WELL SERVICES HOLDINGS, LLC

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

91274U200

(CUSIP Number)

Dan Wilks

Farris Wilks

17010 IH 20

Cisco, Texas 76437

Telephone: (817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91274U200	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Dan Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91274U200	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS Farris Wilks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 91274U200	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS THRC Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 91274U200	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS THRC Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) OO

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 1 thereto filed with the SEC on July 15, 2021, Amendment No. 2 thereto filed with the SEC on March 14, 2022, Amendment No. 3 thereto filed with the SEC on May 2, 2022 and Amendment No. 4 thereto filed with the SEC on July 7, 2022 (collectively, the “Schedule 13D”), by Dan Wilks, Staci Wilks, Farris Wilks, THRC Holdings, LP (“THRC Holdings”) and THRC Management, LLC (“THRC Management”) relating to shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of U.S. Well Services, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On November 1, 2022, the transactions contemplated by the Merger Agreement, including the Merger, were consummated. Pursuant to the Merger, ProFrac acquired the Issuer through the merger of Merger Sub with and into the Issuer, with the Issuer surviving the Merger as an indirect subsidiary of ProFrac.

In connection with the consummation of the transactions contemplated by the Merger Agreement, among other things, (a) each share of Series A Preferred Stock held by THRC Holdings, as of immediately prior to the Effective Time, was converted into shares of the Issuer’s Class A Common Stock at the Merger Conversion Ratio (as defined in the Merger Agreement) (the “Optional Merger Conversion Shares”); (b) each Equity Linked Convertible Note (as defined in the Merger Agreement) held by THRC Holdings and Farris Wilks as of immediately prior to the Effective Time was converted into a number of shares of the Issuer’s Class A Common Stock equal to the quotient obtained by dividing (i) the amount of outstanding aggregate principal amount, plus accrued and unpaid interest, owing under their respective Equity Linked Convertible Notes through July 9, 2022, by (ii) $7.32 (the “Note Merger Conversion Shares”); (c) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time, including all Optional Merger Conversion Shares and Note Merger Conversion Shares, was converted into the right to receive 0.3366 shares of PFHC Common Stock (the “Exchange Ratio”), (d) each of the Warrants and Purchased Warrants held by THRC Holdings immediately prior to the Effective Time was assumed by ProFrac and amended in order to provide THRC Holdings the right to receive upon valid exercise thereof shares of PFHC Common Stock equal to the product of (A) the number of shares of Issuer’s Class A Common Stock subject to such warrants immediately prior to the Effective Time and (B) the Exchange Ratio and (e) all of the February Term C Loan Warrants (as defined in the Merger Agreement) held by THRC Holdings were sold to ProFrac pursuant to the Warrant Purchase Agreement for an aggregate purchase price of $1,227,906.94.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a) and 5(b) as follows:

(a)–(b) As a result of the transactions described in Item 4 above, none of the Reporting Persons beneficially owns any shares Class A Common Stock or has any voting or dispositive power over any shares of Class A Common Stock as of the date of this Amendment.

(c) Except as described in Item 4 above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 to the Schedule 13D, has effected any transaction in the Class A Common Stock in the past 60 days.

(d) Not applicable.

(e) On November 1, 2022, as a result of the transactions described in Item 4 above, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons, dated as of July 7, 2022 (incorporated by reference to Exhibit 99.6 to Amendment No. 4 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2022).

99.2	Power of Attorney – Dan Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

99.3	Power of Attorney – Farris Wilks, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

99.4	Power of Attorney – THRC Management, LLC on behalf of itself and its wholly owned subsidiary, THRC Holdings, LP, dated as of July 6, 2021 (incorporated by reference to Exhibit 99.10 to the Reporting Persons’ Schedule 13D filed with the SEC on July 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2022

*
Dan Wilks

*
Farris Wilks

THRC Holdings, LP

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

THRC Management, LLC

By:	/s/ Matthew Wilks
Name: Matthew Wilks
Title: Attorney-in-Fact

*By:	/s/ Matthew Wilks
Matthew Wilks, as Attorney-in-Fact